AH 12/16/2002

02054781

TC 12/12/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED DEC 0 2 2002 WASH, DC 180 SECTION PROCESSING

SEC FILE NUMBER
8-22224

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State National Bank Building Suite 400
(No. and Street)

Frankfort (City) KY (State) 40601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond S Kramer 502-875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles T Mitchell Co
(Name – *if individual, state last, first, middle name*)

PO Box 698-201 West Main St (Address) Frankfort (City) KY (State) 40601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond S Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corporation, as of November 20, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Not Required
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Required
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Required
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Required

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

For Years Ended September 30, 2002 and 2001

TABLE OF CONTENTS

Charles T. Mitchell Company, LLP
Certified Public Accountants
DON C. GILES, C.P.A.
WILLIAM G. JOHNSON, JR., C.P.A.
LARRY T. WILLIAMS, C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A

CHARLES T. MITCHELL, C.P.A.
CONSULTANT

CTM

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have audited the statements of financial condition of the First Kentucky Securities Corporation as of September 30, 2002 and 2001 and the related statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation as of September 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 11, 2002

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
September 30, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$137,750	$162,455
Accounts Receivable - Employees	3,950	3,459
Accounts Receivable - Trade	73,391	23,810
Interest Receivable	453	3,042
Inventory	66,288	494,153
Officer Receivable	1,500	
Prepaid Expenses	2,570	
Total Current Assets	285,902	686,919
Property and Equipment - Net	16,162	11,311
Other Assets		
Deferred Taxes	22,908	22,908
Insurance Cash Surrender Value	13,449	11,406
Total Other Assets	36,357	34,314
TOTAL ASSETS	$338,421	$732,544
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts Payable	$ 10,575	$ 18,836
Notes Payable		110,428
Payroll and Withholdings Payable	16,013	16,373
Total Liabilities	26,588	145,637
EQUITY		
Common Stock -150 Shares Issued Par Value $500	75,000	75,000
Additional Paid in Capital	152,876	152,876
Retained Earnings	111,457	386,531
Less: Treasury Stock -55 Shares Par Value $500	(27,500)	(27,500)
Total Equity	311,833	586,907
TOTAL LIABILITIES AND EQUITY	$338,421	$732,544

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF INCOME
For Years Ended September 30, 2002 and 2001

	2002	2001
REVENUE		
Advisory Fee	$ 23,689	$ 22,345
Brokerage	194,916	88,109
Fiscal Agent - Net	205,155	153,752
Interest	14,025	29,992
Joint Account	5,875	8,187
Miscellaneous	18,067	4,577
Trading Account	208,428	282,729
Total Revenue	670,155	589,691
EXPENSES		
Clearing Fees	83,395	29,832
Communication and Promotion	93,333	71,356
Depreciation	7,943	6,902
Interest	4,293	10,736
Office Rent and Expenses	113,966	73,601
Officer and Employee Benefits	78,473	66,382
Officer and Employee Compensation	395,555	368,877
Other Operating	18,271	19,398
Total Expenses	795,229	647,084
Net (Loss) Before Income Taxes and Extraordinary Item	(125,074)	(57,393)
INCOME TAXES		
Net (Loss) from Continuing Operations	(125,074)	(57,393)
Extraordinary Item - Investment Fund	(150,000)	
Net (Loss)	$(275,074)	$(57,393)
Earnings Per Share Net (Loss) - 95 Shares Issued	$ (2,896)	$ (604)
Earnings per Share Assuming Stock Options Exercised Net (Loss) - 110 Shares Issued	$ (2,501)	$ (522)

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF EQUITY
For Years Ended September 30, 2002 and 2001

	Common Stock		Additional Paid In Capital	Treasury Stock		Retained Earnings
	Shares	Amount		Shares	Amount	
Balances October 1, 2000	75	$75,000	$ 134,030	(29)	$(29,000)	$ 443,924
Stock Split	75			(29)		
Issuance of Treasury Stock			18,846	3	1,500	
Net (Loss)						(57,393)
Balances September 30, 2001	150	75,000	152,876	(55)	(27,500)	386,531
Net (Loss)						(275,074)
Balances September 30, 2002	150	$75,000	$ 152,876	(55)	$(27,500)	$ 111,457

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF CASH FLOWS
For Years Ended September 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$(125,074)	$(57,393)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	7,943	6,902
Changes in Assets and Liabilities:		
(Increase) in Accounts Receivable	(51,572)	(24,268)
(Increase) in Insurance Surrender Cash Value	(2,043)	(1,918)
Decrease/ in Interest Receivable	2,589	1,007
Decrease/ in Inventory	427,865	290,937
(Increase)/Decrease in Prepaid Expenses	(2,570)	4,449
(Decrease)/Increase in Accounts Payable	(8,261)	926
(Decrease)/Increase in Payroll and Withholdings Payable	(360)	16,347
Total Adjustments	373,591	294,382
Net Cash Provided by Operating Activities	98,517	236,989
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Purchases	(12,794)	(2,450)
Investment Fund	(150,000)	
Total Investment Activities	(162,794	(2,450)
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable - Net	(110,428)	(208,733)
Issuance of Stock		20,346
Total Financing Activities	(110,428)	(188,387)
NET (DECREASE)/INCREASE IN CASH	(24,705)	46,152
Cash at Beginning of Year	162,455	116,303
Cash an End of Year	$ 137,750	$162,455

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash Paid During The Year For:

Interest	$ 4,293	$ 10,736

The accompanying notes are an integral part of these financial statements.

ENTITY

First Kentucky Securities Corporation is a full service broker/dealer. The Company specializes in providing financial advisory services to public entities and the trading and underwriting of Kentucky tax free of municipal bonds.

BASIS OF ACCOUNTING

The Company's securities transactions and the related profit or loss are recorded on a trade date basis, except that transactions are not recognized until pricing is established. All other income is recognized when earned. All expenses are recognized when incurred.

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined under such provisions. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2002 and 2001 are shown on page 10 of this report.

CORPORATE INCOME TAX

The Corporation has reported no federal or state income tax liability at September 30, 2002 and 2001. A deferred tax asset of $22,908 for September 30, 2002 and 2001 is recognized for net operating loss carry-overs and tax credits. There was no increase or decrease in the deferred tax asset as a result of current operations, and this amount may be subject to future reduction if evidence indicates it is more likely than not that some or all of the deferred asset will not be realized. These benefits will be used to offset future federal and state tax liabilities to the extent permitted by federal and state tax laws. Unused tax benefits will begin to expire in 2015.

A permanent accounting difference between book and taxable loss exists because of tax exempt bond interest and non-deductible expenses. Tax loss and pre-tax book loss are reconciled as follows:

	Federal		State	
	2002	2001	2002	2001
Net (Loss) Per Books	$(275,074)	$(57,393)	$(275,074)	$(57,393)
Non-taxable Items	(133)		(133)	
Deferred Loss on Investment	150,000	141	150,000	141
Tax Exempt Bond Interest	(9,675)	(23,520)	(9,675)	(23,520)
Depreciation Difference Between Book and Tax	(3,327)	922	(490)	922
Taxable (Loss)	$(138,209)	$(79,850)	$(135,372)	$(79,850)

CUSTOMER AND DEALER CONTROL ACCOUNT

There were no customer-dealer accounts receivable at September 30, 2002 and 2001, respectively. No customer-dealer accounts payable existed at September 30, 2002 and 2001, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are scheduled below by classification. Depreciation expense for the fiscal years ended September 30, 2002 and 2001 was $7,943 and $6,902, respectively.

PROPERTY AND EQUIPMENT (continued)

	Cost		Accumulated Depreciation		Net Book Value	
	2002	2001	2002	2001	2002	2001
Office Equipment	$ 48,828	$ 38,325	$ 36,673	$ 30,305	$ 12,155	$ 8,020
Furniture/Fixture	9,362	7,068	7,331	7,068	2,031	
Lease Improvements	13,280	13,280	11,304	9,989	1,976	3,291
Totals	$ 71,470	$ 58,673	$ 55,308	$ 47,362	$ 16,162	$ 11,311

INVENTORY

Schedule below is Kentucky tax free municipal inventory as of September 30, 2002 and 2001, respectively.

	2002	2001
Kentucky Housing Corp. Bonds 4.00% Maturing 01/01/06 $25,000	$	$ 25,000
Louisville Water and Sewer Bonds 6.375% Maturing 11/01/07 $5,000		5,400
Kenton County Airport Bonds 7.50% Maturing 02/01/20 $75,000		75,750
Powell County General Obligation Bonds Various Rates and Maturities		129,125
Kentucky State Property and Building Bonds Various Rates and Maturities		258,878
Kenton County Airport Bonds 7.50% Maturing 02/01/12 $10,000	9,250	
Kenton County Airport Bonds 5.50% Maturing 03/01/07 $15,000	16,355	
Kentucky Housing Corp. Bonds 1.90% Maturing 07/01/03 $25,000	24,993	
Southern Madison Water District Bonds 5.70% Maturing 01/01/25 $15,000	15,690	
Totals	$ 66,288	$494,153

Securities inventory is adjusted to market value. Any difference is reported as unrealized gain or loss.

AVAILABILITY OF STATEMENT OF FINANCIAL CONDITION

The statement of financial condition of the most recent audit report of the First Kentucky Securities Corporation is available for examination at the office of the corporation at Suite 400, State National Bank Building, Frankfort, Kentucky and at the regional and principal offices of the Securities and Exchange Commission.

NOTES PAYABLE

	2002	2001
Funds on a brokerage margin account at Bank of New York.	$	
Funds on a brokerage margin account at Bank of New York. The interest rate is approximately 4.75%		$110,428

The loans are secured by bonds, which are held in inventory. Interest expense for the fiscal years ended September 30, 2002 and 2001 totaled $4,293 and $10,736, respectively.

ESTIMATES

The preparation of financial statement in conformity with generally accepted accounting principles requires management to makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

The company uses the direct write off method for uncollectible accounts. Write offs are current and this method does not differ materially from generally accepted accounting principles.

PENSION PLAN

First Kentucky Securities Corporation has established a salary reduction employee pension (SAR/SEP) plan. Employees contribute through payroll deduction. Contributions by employees are limited to amounts permitted by current tax laws. Employer contributions are made at the discretion of management. No discretionary contributions were made by the company during the years ended September 30, 2002 and 2001, respectively.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and investments with original maturities of three months or less.

INSURANCE - CASH SURRENDER VALUE

The insurance policies carried on the lives of two officers had a cash surrender value of $13,449 and $11,406 on September 30, 2002 and 2001, respectively. The beneficiary of these policies is the corporation.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

STOCK OPTION

Three employees have the option to each purchase 5 shares of stock for an exercise price of $6,782 per share. The option will be in effect as of the date of employment and will continue until July 1, 2004.

STOCK SPLIT

In June, 2001, the Board of Directors authorized a 2-for-1 stock split, thereby increasing the number of shares issued and outstanding shares from 75 to 150 and decreasing the par value of each share from $1,000 to $500.

TREASURY STOCK

The company holds 55 shares of stock in treasury as of September 30, 2002 and 2001, respectively. The transaction is reported on the balance sheet at cost and as a deduction from common stock and retained earnings. The cost of the treasury stock is $27,500 as of September 30, 2002 and 2001 respectively. During year ended September 30, 2001, three (3) shares of treasury stock were issued and recorded in the financial statements at $20,346. Also, the treasury stock split in June, 2001, thereby increasing the number of shares from 29 to 58 and decreasing the par value from $1,000 to $500.

INVESTMENT - EXTRAORDINARY ITEM

During year ending September 30, 2002, the Corporation purchased for $150,000 a 29% minority interest in Coaches Locker.Com, a limited liability company (LLC) specializing in online sports apparel. Even though the Corporation owns less than 50% interest in the LLC, they exercise significant influence. The influence is based on being considered managers and guaranteeing debt. Based on additional financial information, a permanent decline was recognized. The decline in value resulted in recognizing an extraordinary item in the amount of $150,000. Any future value recognized in this investment will be recognized as income as incurred.

RELATED PARTIES

One of the stockholders/employee of First Kentucky Securities corporation is also an investor in Coaches Locker.Com.

OFFICER RECEIVABLE

As of September 30, 2002, an officer receivable totaling $1,500 is uncollateralized, interest free and due on demand.

SCHEDULE I
FIRST KENTUCKY SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2002 and 2001

	2002	2001
NET CAPITAL		
Equity	$311,833	$586,907
Deductions and/or charges		
Non-allowable Assets		
Accounts Receivable - Employee	3,950	3,459
Deferred Assets	22,908	22,908
Officer Receivable	1,500	
Prepaid Expenses	2,570	
Property and Equipment - Net	16,162	11,311
Total Deductions	47,090	37,678
Net Capital Before Percentage Reductions	264,743	549,229
Pursuant to Rule 15c3-1 (F) Reduction of Securities Held in Inventory	2,511	28,630
Net Capital	$262,232	$520,599
AGGREGATE INDEBTEDNESS		
Accounts Payable and Payroll	$ 26,588	$ 35,209
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$100,000	$100,000
Excess Net Capital	$162,232	$420,599
Ratio of Aggregate Indebtedness to Net Capital	.10 to 1	.06 to 1
RECONCILIATION WITH COMPANY CALCULATION		
Net Capital as Reported in FOCUS Report	$265,371	$519,296
Audit Adjustments to Account Balance	(3,139)	1,303
Net Capital (Above)	$262,232	$520,599

SCHEDULE II
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
For Fiscal Years Ended September 30, 2002 and 2001

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2002 and 2001 and have submitted our report thereon dated November 11, 2002. As part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 14 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In our opinion, the corporation has complied with the possession and control requirements of SEC Rule 15c3-3. In addition, the corporation has formal procedures insuring proper compliance and reporting of security transactions, pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Charles T. Mitchell Co.

Charles T. Mitchell Co.

SCHEDULE III
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO SUBORDINATE LIABILITIES
REQUIRED BY RULE 17-A-5
For Fiscal Years Ended September 30, 2002 and 2001

STATEMENT OF CHANGES IN SUBORDINATE LIABILITIES	2002	2001
Subordinated Liabilities at Beginning of Year	$ 0	$ 0
Increase in Liabilities	0	0
Decrease in Liabilities	0	0
Subordinated Liabilities at End of Year	$ 0	$ 0

Charles T. Mitchell Company, LLP

Certified Public Accountants
DON C. GILES, C.P.A.
WILLIAM G. JOHNSON, JR., C.P.A.
LARRY T. WILLIAMS, C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A

CHARLES T. MITCHELL, C.P.A.
CONSULTANT

CTM

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

Our report on our audits of the basic financial statements of First Kentucky Securities Corporation for 2002 and 2001 appears on pages 1 through 11. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 11, 2002

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE SCHEDULES OF OPERATING EXPENSES
For Years Ended September 30, 2002 and 2001

	2002	2001
Clearing Fees	$ 83,395	$ 29,832
Communications and Promotion		
Advertising	$ 19,856	$ 13,745
Marketing	7,448	7,206
Sales Information Access Systems	31,386	19,605
Telephone	26,286	21,611
Travel and Entertainment	8,357	9,189
Total	$ 93,333	$ 71,356
Office Rent and Expenses		
Computer Expense	$	$ 10,476
Contract Labor	2,976	3,196
Dues and Subscriptions	9,844	2,162
Equipment Rent, Repair and Maintenance	11,137	9,521
Miscellaneous	304	6,353
Office Rent	39,196	24,050
Office Supplies and Expense	21,322	12,262
Postage and Shipping	8,005	3,891
Professional Fees	21,182	1,690
Total	$113,966	$ 73,601
Officer and Employee Benefits		
Insurance	$ 51,718	$ 39,414
Payroll Taxes	25,098	26,968
Training	1,657	
Total	$ 78,473	$ 66,382
Officer and Employee Compensation		
Officer Salaries	$110,676	$ 97,920
Officer and Executive Compensation	28,034	25,707
Sales Salaries	256,845	245,250
Total	$395,555	$368,877
Other Operating Expenses		
Broker Fees	$ 4,236	$ 4,203
Insurance	6,158	6,647
Taxes and Licenses	1,877	2,053
Vehicle Lease	6,000	6,495
Total	$ 18,271	$ 19,398

See auditor's report on supplementary information.

Charles T. Mitchell Company, LLP

Certified Public Accountants
DON C. GILES, C.P.A.
WILLIAM G. JOHNSON, JR., C.P.A.
LARRY T. WILLIAMS, C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A

CHARLES T. MITCHELL, C.P.A.
CONSULTANT

CTM

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005

STUDY AND EVALUATION OF INTERNAL CONTROL

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2002 and 2001 and have submitted our report thereon dated November 11, 2002. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 which contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extend of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transaction or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the fiscal years ended September 30, 2002 and 2001, which was made for the purpose set forth above and would not necessary disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Charles T. Mitchell Co

November 11, 2002